UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Virgin Mobile USA, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

92769R108
(CUSIP Number)

Joshua Bayliss
Virgin Management Ltd.
The School House
50 Brook Green
London W6 7RR
United Kingdom
+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92769R108

1.	Names of Reporting Persons. Corvina Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cortaire Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Gamay Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Virgin Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Sir Richard Branson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92769R108

1.	Names of Reporting Persons. Cougar Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. Plough Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.
Names of Reporting Persons.

Deutsche Bank Trustee Services (Guernsey) Limited (solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92769R108

1.	Names of Reporting Persons. RBC Trustees (CI) Limited (solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,326,642
	9.	Sole Dispositive Power 26,045,863
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,326,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 61.5%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 12, 2008 by Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation; Cortaire Limited (“Cortaire”),  a British Virgin Islands corporation; Gamay Holdings Limited (“Gamay”), a British Virgin Islands corporation; Virgin Group Holdings Limited (“VGHL”), a British Virgin Islands corporation; Sir Richard Branson (“Richard Branson”), a citizen of the United Kingdom; Cougar Investments Limited (“Cougar”), a Jersey company; Plough Investments Limited (“Plough”), a Jersey company; Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (such trusts collectively referred to as the “DB Trusts”); and RBC Trustees (CI) Limited (“RBC Trustees”), a Jersey company, solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (such trusts collectively referred to as the “RBC Trusts”, and together with the DB Trusts, the “Trusts”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 15, 2008 (as amended, the “Schedule 13D”).

This Amendment is being made to reflect Corvina and Cortaire’s entering into a voting agreement with Sprint Nextel Corporation (“Sprint Nextel”) pursuant to which Corvina and Cortaire have each agreed, inter alia, to vote shares representing approximately 16.8% of the total voting power represented by the Issuer’s outstanding capital stock in favor of adopting the Agreement and Plan of Merger, dated as of July 27, 2009, by and among the Issuer, Sprint Nextel and Sprint Mozart, Inc. (“Sprint Merger Sub”) and approving the merger of Sprint Merger Sub with and into the Issuer.

Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows:

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 22, 2008, Corvina acquired 105,857 shares of Class A Common Stock. The shares were acquired at a price of $8.50 per share and $899,784.50 in the aggregate using general working capital.

Item 5.    Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a), (b)
As of the filing date of this Amendment, each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of 52,326,642 (see row 8 of each cover page) shares of the Class A Common Stock representing 61.5% (see row 13 of each cover page) of the Class A Common Stock as of the filing date of this Amendment (assuming that all common units of VMU Opco have been converted into shares of

Class A Common Stock) and (ii) the power to direct the disposition of the number of shares of Class A Common Stock set forth on row 9 of each cover page for the reasons set forth below:

1. The Virgin Group (“Virgin Group” refers to Virgin Group Holdings Limited and its affiliated entities), Sprint and SK Telecom may be deemed to have beneficial ownership of 52,326,642 shares of Class A Common Stock, as a result of Corvina, Cortaire, Sprint and SK Telecom being parties to the Amended and Restated Stockholders’ Agreement.  The Virgin Group does not, however, affirm the existence of any group with Sprint or SK Telecom and disclaims beneficial ownership of the shares held by them.  The Reporting Persons are not responsible for the completeness and accuracy of the information concerning Sprint and SK Telecom.

2.  Beneficial ownership of 52,326,642 shares of Class A Common Stock is based on (i) 22,901,389 shares of Class A Common Stock held by the Virgin Group and 10,999,373 shares of Class A Common Stock held by SK Telecom, plus (ii) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc. that are currently controlled by SK Telecom, plus (iii) 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such Reporting Persons upon the conversion of their shares of the Issuer’s Class C common stock, par value $0.01 per share (“Class C Common Stock”), plus (iv) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco, held by Sprint, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock, plus (v) 6,058,824 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock owned by Virgin Group and SK Telecom, plus (vi) 1 share of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint’s limited partnership interest in VMU Opco is exchangeable.

3.  61.5% is based on (i) 65,025,441 shares of Class A Common Stock outstanding as of April 30, 2009 (based on the number of shares reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2009), plus (ii) 1 share, in the case of Cortaire, and 115,061 shares, in the case of the other members of the Virgin Group, of Class A Common Stock that may be acquired by such Reporting Persons upon the conversion of their shares of Class C Common Stock, plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by Sprint, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock, plus (iv) 6,058,824 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock owned by Virgin Group and SK Telecom, plus (v) 1 share of the Class B Common Stock held by Sprint, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint’s limited partnership interest in VMU Opco is exchangeable, plus (vi) 1,807,259 shares of Class A Common Stock issued to Earthlink, Inc. in exchange for its limited partnership interest in VMU Opco after the filing of the Form 10-Q for the quarterly period ended March 31, 2009.

4. Each of the Reporting Persons other than Corvina and Cortaire does not directly own any shares of Class A Common Stock or shares of Class C Common Stock or Series A Preferred Stock convertible into Class A Common Stock nor any other securities of the Issuer.  However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to the voting, or disposal, of the Class A Common Stock held by Corvina and Cortaire.  Corvina and Cortaire directly hold the shares of Class A Common Stock and have the direct power to vote and dispose of such shares.  Cortaire is a wholly-owned subsidiary of Corvina. Approximately 87% of Corvina is held directly by VGHL.  The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group.  Gamay is a wholly owned subsidiary of VGHL.  VGHL is jointly owned by Richard Branson, Cougar, Plough, the DB Trusts and the RBC Trusts, none of whom holds a controlling interest in VGHL.  The principal beneficiaries of the DB Trusts and the RBC Trusts are Richard Branson and certain members of his family (the “Beneficiaries”).  The Reporting Persons’ ability to vote and dispose of shares of Class A Common Stock is subject to the terms of the Amended and Restated Stockholders’ Agreement.  Additionally, pursuant to the Amended and Restated Stockholders’ Agreement, the Reporting Persons have shared voting power over the securities of the Issuer held by Sprint, SK Telecom and Helio, Inc. as described in paragraph 1 above.

Item 6.    Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Voting Agreement

On July 27, 2009, Corvina and Cortaire entered into a voting agreement with Sprint Nextel Corporation (“Sprint Nextel”) pursuant to which Corvina and Cortaire have each agreed, inter alia, to vote shares representing approximately 16.8% of the total voting power represented by the Issuer’s outstanding capital stock in favor of adopting the Agreement and Plan of Merger, dated as of July 27, 2009, by and among the Issuer, Sprint Nextel and Sprint Mozart, Inc. (“Sprint Merger Sub”) and approving the merger of Sprint Merger Sub with and into the Issuer.  The voting agreement is filed as Exhibit 99.10 hereto and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.10 —	Voting Agreement, dated as of July 27, 2009, by and among Corvina Holdings Limited, Cortaire Limited and Sprint Nextel Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corvina Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

Cortaire Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

Gamay Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

Virgin Group Holdings Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Director

/s/ Richard Branson
Sir Richard Branson

Cougar Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Plough Investments Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Director

Deutsche Bank Trustee Services (Guernsey) Limited

By:	/s/ Alison Jane Renouf
Name:	Alison Jane Renouf
Title:	Authorized Signatory

By:	/s/ Tracy Ann Martel
Name:	Tracy Ann Martel
Title:	Authorized Signatory

RBC Trustees (CI) Limited

By:	/s/ Paul Fauvel
Name:	Paul Fauvel
Title:	Authorized Signatory

Dated: July 28, 2009

Exhibit Index

Exhibit	Description
Exhibit 99.10	Voting Agreement, dated as of July 27, 2009, by and among Corvina Holdings Limited, Cortaire Limited and Sprint Nextel Corporation

Annex B of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Annex B

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK
Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cortaire Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK
Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Paul Fauvel Director	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK
Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK
Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK
Alison Jane Renouf Director	Senior Associate Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK
Paul Fauvel	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Ian Keith Cuming Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK
Henry Kierulf Alternate Director to Paul Fauvel and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
Nicola Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
Adaliz Lavarello Alternate Director to David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey
Tracy Martel Alternate Director to Nicola Margetts	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey
Elspeth Mahy Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Alison Jane Renouf	Senior Associate Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
Nicola Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
Adaliz Lavarello Alternate Director to David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey
Tracy Martel Alternate Director to Nicola Margetts	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey
Elspeth Mahy Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship

A Brian Conway	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Canada
Martin R C Boyde	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
Sharon O'Callaghan Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey
Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK
Michael Preston Alternate Director to Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey
Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of RBC Trustees (CI) Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Graham Arthur Huelin	Trust Director	19-21 Broad Street, St Helier, Jersey C.I. JE1 8PB	UK
Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK
Alison Creed	Director	19-21 Broad Street, St Helier, Jersey C.I. JE1 8PB	UK
Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK
Stephen Romeril	Managing Director	La Motte Chambers, St Helier, Jersey, C.I. JE1 1PB	UK